For period ending:	November 30, 1995		Sub ( Item 77C
File Number:		811( 6562

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On September 21,1995, the annual meeting of shareholders of The
Emerging Markets Telecommunications Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) 	To re-elect two directors to the Board of Directors of the Fund.

Name of			Votes		Votes
Director	Votes For	Against	Withheld	Non-Votes
Martin Torino	7,100,720	(		132,514	1,201,685
Peter Gordon	7,096,812	(		136,422	1,201,685

In addition to the directors elected at the meeting, Emilio Bassini, James Cattano, Daniel Sigg and George Landau continue to serve as directors of the Fund.

(2) 	To ratify the selection of Coopers & Lybrand L.L.P. as
	independent accountants for the fiscal year ending
	May 31, 1996.

Votes For	Votes Against		Votes Withheld	Non-Votes
6,995,138	156,738		81,358			1,201,685